GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

May 10, 2006

This management discussion and analysis is made as of May 10, 2006, and should be read in conjunction with the consolidated financial statements of Gammon Lake Resources Inc. ("the Company") for the three month period ended March 31, 2006 along with the three months ended April 30, 2005, including all accompanying notes to the financial statements. The Company changed its year-end from July 31 to December 31 to make the reporting period of the Company consistent with other emerging precious metal producing issuers, and is reporting results for the first quarter 2006.

The Company is a growth-oriented public gold and silver mining exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project located in Chihuahua State, Mexico. The Company is in production for 2006, and expects to realize a total cash cost of $151.74 per ounce. The results of operations for 2006 will differ from previous years as the Company realizes revenue from its operations at the Ocampo Project, and becomes a mid-tier producer. The results of operations for 2005 reflect the Company's exploration and development activities at the Ocampo Project, and therefore the financial results show no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital and long-term debt.

Outlook
Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company successfully poured its first dore bars on February 1, 2006, and is pleased to announce that to March 31, 2006, pre-commercial production equaled 2,579 ounces of gold and 53,743 ounces of silver. The Company continued operation of its crushing facilities, and up to May 7, 2006 had placed 587,534 tonnes of ore on the heap leach pad averaging 1.24 grams per tonne gold, and 47.19 grams per tonne silver. On a recoverable basis using recovery rates established in the feasibility study of 87% for gold, and 72% for silver, this would equate to 23,365 ounces of gold, and 891,364 ounces of silver minus recoveries to date. The Company has been pleased with the recoveries and data indicates the recoveries outlined in the feasibility study are attainable.

The construction of the mill continued, and the Company is targeting a second quarter of 2006 completion date, and full commissioning in the third quarter of 2006. The foundry portion of the mill has been completed for the first gold/silver pour, and construction of the remaining mill components is proceeding as per the Kappes, Cassidy & Associates (KCA) construction schedule.

Development of the Underground mine is progressing, and is on schedule to meet the 1,500 tonne per day production target as outlined in the KCA feasibility study from this area before the mill commences operation. Currently, sufficient sill and footwall development is complete to sustain 18 stopes. This completed development will allow the Company to achieve its targeted production from the underground of 1,500 tonnes per day.

The Company has progressed to Year 1 as outlined in the feasibility study prepared by KCA. Year 0 costs outlined in the feasibility study were projected at US$104 million, and Year 1 costs were projected at US$22 million or on a combined basis US$126 million. The Company has increased the project cost over Year 0 and Year 1 to US$140 million to cover items not outlined in the feasibility study. The Company believes these cost measures will increase operational efficiency. These include increasing the overall size and scope of the construction on several buildings on site such as hotels, offices, warehouses, laboratory and contractor's camp facilities. The Company also constructed a second Merrill-Crowe facility closer to the heap leach pad that was not outlined in the feasibility study. The Company also increased the size of power plant generation facilities to accommodate future growth, and allow for sufficient backup supply.

The Company is reviewing financing alternatives, and is the advanced stages of negotiations with Scotia Capital and Societe Generale to increase the debt facility in order to finance the remaining costs related to the project, working capital costs, corporate development and exploration programs. The Company may also review extending the terms of  project,

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

repayment of the debt facility to allow for free cash flow to finance further development and exploration programs, and potential acquisition opportunities.

The Company also increased its land position by securing an additional 6,000 hectares surrounding Ocampo. The consolidation of this land holding has resulted in the Company having 100% control of in excess of 10,000 hectares. This will provide the Company with additional prospective for future exploration. The Company has been very successful in the past with its exploration programs, and believes the Ocampo property holds positive future exploration potential.

Operating costs reported in the first quarter 2006 are not necessarily indicative of costs which will be realized at feasibility-level rates of production. The Company only processed approximately 1% of its estimated total production for the first full year of commercial production. The pre-strip waste to ore ratio for the quarter was 9.33:1 during the fist quarter, however as announced in December, 2005, the Company expects to realize a strip ratio of 3.2:1. A significant amount of pre-stripping occurred in the first quarter 2006 which increased overall operating costs.

The gold and silver prices are particularly attractive to the Company. The Company's average price for sale of gold during the quarter was $546.86 per ounce and $10.12 per ounce of silver. The Company prepared its feasibility study using a base case of $400 per ounce gold, and $6.50 per ounce silver. The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 16 to the consolidated financial statements for the five month period ended December 31, 2005. The Company's reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 10K Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate,

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; delays in the construction of the production shaft and or Mill at Ocampo; unexpected cost overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's annual information form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

2006 Highlights

-	Gammon Lake announces first gold-silver pour at Ocampo Gold-Silver Project, February 2006
-	Gammon Lake announces Open Pit mining and commencement of heap leach operations at Ocampo Gold-Silver Project, January, 2006
-	Gammon Lake announces updated resource/reserve calculation from the Ocampo Gold-Silver Mine, December, 2005

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com

Overall Performance
In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of producing on average 270,000 ounces of gold-equivalent ounces per annum commencing in 2006. Total first year commercial production at Ocampo, including underground operations is expected to exceed 300,000 gold-equivalent ounces (190,000 ounces of gold and 6.6 million ounces of silver).

The Company has been in the construction phase since January, 2005 for developing the Ocampo Mine and has achieved its objective of production in the first quarter of 2006. The Company has been working closely with Kappes, Cassidy & Associates (KCA) on the engineering, procurement and construction management of the Mine. Ground breaking for the construction of the Ocampo underground, open pit mines, and two surface processing facilities began in early March, 2005.

The Company has been successful in procuring all of the Underground and Open-Pit Equipment as outlined in the bankable feasibility study for Phase One, and considers this a significant achievement given world-wide shortages in mining equipment and parts. The feasibility study prepared by KCA outlined expenditures of approximately US$44 million in 2005 and 2006, and the Company has procured all of its equipment for approximately US$32 million.

The Company announced the completion of an updated resource/reserve determination for the Ocampo Gold-Silver Mine in December, 2005. As per the new study prepared by MINTEC, Inc. of Tucson, Arizona, the Company has proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category. This represents an 86% increase in proven and probable reserves and a 68% increase in measured and indicated resources from those developed from the 2004 Feasibility study. The current resource estimate is built on 89,604-metres of drilling and surface sampling from the Open-Pit. Of significance is the mine life of Ocampo was extended from the feasibility study estimate of 7 years to 13 years, and the Open Pit strip ratio was reduced from 5:1 to 3.2:1.

The current measured and indicated resources for the Ocampo Gold-Silver Mine are 83,780,000 tonnes which is more than double the feasibility study estimate. The increase to 5,097,000 gold equivalent ounces from the 2004 feasibility

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

study estimate of 3,030,000 gold equivalent ounces is, in part, the result of the San Ramon/Suerte de Lucas (termed the PGR trend) ore body discovery within the Open Pit area, additional resource development within Conico and Plaza de Gallos ore bodies, and increased vein definition from the Northeast resource area. The 2004-2005 drilling program resulted in the conversion of much of the previous indicated and inferred resources to proven and probable reserves, while additional inferred resources in the Open Pit area are the direct result of extensive deeper drilling along the PGR strike length.

There were four separate new ore body/vein discoveries of significance made by the drilling completed from June 2004 to October 2005. Within the Open Pit area, the Diana structure west of the Estrella-Conico ore body, the Suerte de Lucas and San Ramon structures, which are believed to be the same mineral horizon, were extensively drilled and have contributed substantially to the mining reserves for the Open Pit area.

The Las Animas-San Amado structure in the Northeast Underground area was one of the four major veins slated for underground mining in the KCA feasibility study. Subsequent mining and stope development within the Las Animas structure has described a very high grade Clavo, or major ore zone, with average grades greater than one ounce per tonne gold equivalent. Development of the underground mine is progressing on schedule to meet the 1,500 tonnes per day production target before the Mill commences operation.

The Company completed a US$60,000,000 credit facility with Scotia Capital for the start-up of the Ocampo Gold-Silver Mine in October, 2005. In February, 2006, the Company increased the debt facility limit to $67.5 million in order to exercise warrants in Mexgold Resources Inc. The credit facility is secured and consists of a two year non-revolving facility of U.S. $40,000,000 and a three year revolving facility of U.S. $27,500,000. Interest is at prime plus 1.25%. As of March 31, 2006, the Company had drawn U.S. $53,250,000, and had met all of the conditions precedent outlined in the agreement.

Ocampo Proven & Probable Reserves
Project Area	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	Gold Equivalent Ounces
Northeast Area	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000
Open Pit Area High Grade	1.73	81	3.1	28,160,000	1,566,000	73,633,000	2,793,000
Open Pit Area Low Grade	0.23	9	0.4	29,569,000	221,000	8,360,000	360,000

Total Ocampo Proven & Probable	1.19	55	2.1	61,683,000	2,360,000	109,823,000	4,190,000
The above was calculated using a gold equivalent external cut off grade of 3.0 g/t. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US 7.50/oz.
The qualified person responsible for all technical data reported in this news release is Mr. Abdullah Arik, Senior Mining Consultant with MINTEC, Inc.
The following selected information has been extracted from the Company's audited consolidated financial statements.

SELECTED ANNUAL INFORMATION	5 months ended Dec 31, 2005 $	12 months ended July 31, 2005 $	12 months ended July 31, 2004 $
Revenue	201,413	1,423,576	635,056
Net loss	(11,607,510)	(19,375,595)	(6,958,300)
Net loss per share, basic and diluted (1)	(0.16)	(0.29)	(0.13)
Cash dividends declared	Nil	Nil	Nil
Total Assets	258,955,515	210,348,878	112,532,744
Total Long-Term Liabilities	21,479,954	8,795,038	9,304,400

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006
Operating Statistics Ocampo Mine – Mexico

As at March 31, 2006

Au - Gold
Ag - Silver

Average sales price per ounce – Gold:	$546.86
Average sales price per ounce – Silver:	$10.12

Ounces produced:
Gold	2,578.95
Silver	53,743.00
Gold equivalent	3,474.67[1]

Leach pad mineral:
Tonnes	300,659
Grade Au – g/t	1.49
Grade Ag – g/t	57.41
Recovery – Au	87%
Recovery – Ag	72%

Recoverable Au	12,526,82
Recoverable – Ag	399,443.44
Recoverable gold equivalent	19,184.21[1]

Production costs:
Direct mining costs and production costs	$ 1,821,737

Depreciation, depletion and amortization	$ 2,608,784

Open-Pit data:
Waste tonnes	1,913,114
Cost per tonne	US$0.85 per tonne

[1] The above was calculated using a gold equivalent external cut off grade of 3.0 g/t. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US 7.50/oz.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

Summary of Quarterly Results

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED
	Three months ended 31-Mar-06 $	Three months ended 31-Mar-05 $	Two months ended 30-Sept-05 $	Three months ended 31-Jul-05 $
Revenue	2,088,038	86,894	114,519	377,852
Net loss	(5,410,149)	(10,138,177)	(1,469,333)	(3,569,729)
Net loss per share, basic and diluted (1)	(0.07)	(0.14)	(0.02)	(0.05)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	298,627,736	258,955,515	210,867,679	210,348,878
Total Long-Term Liabilities	39,276,821	21,479,954	8,326,646	8,795,038

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED
For the three months ended	30-Apr-05 $	31-Jan-05 $	31-Oct-04 $	31-Jul-04 $
Revenue	2,088,038	86,894	114,519	377,852
Net loss	(5,410,149)	(10,138,177)	(1,469,333)	(3,569,729)
Net loss per share, basic and diluted (1)	(0.07)	(0.14)	(0.02)	(0.05)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	298,627,736	258,955,515	210,867,679	210,348,878
Total Long-Term Liabilities	39,276,821	21,479,954	8,326,646	8,795,038
(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

During the three months ended March 31, 2006, the Company earned revenues of $2,088,038. This represents an increase from the previous quarter as the Company commenced production in the first quarter 2006, and successfully poured its first dore bar on February 1, 2006. Results of operations from previous years only demonstrate interest and sundry income from non-active investments, and recoveries from related companies. The Company's net loss for the three months ended March 31, 2006 was $5,410,149 (five month period ended December 31, 2005 - $11,607,510) and $0.06 per common share. The Company's asset base increased to $298,627,736 (December 31, 2005 - $258,955,515) due to the acquisition of additional assets, increased expenditures on the mineral property, increased inventory levels, and the increase in receivables as it relates to commodity taxes recoverable in Mexico. The Company's total long-term debt increased to $73,194,251 (December 31, 2005 - $46,415,409) as the Company was successful in securing a US$67.5 million debt financing facility through Scotia Capital. As at March 31, 2006, the Company had met all of the conditions precedent outlined in the agreement, and had drawn US$53,250,000.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

Results of Operations

During the quarter ended March 31, 2006, the Company earned revenue of $2,088,038 (quarter ended April 30, 2005- $Nil) which was due to revenue derived from the sale of gold and silver. During the quarter, the Company produced and sold 2,578.95 ounces of gold, and 53,743 ounces of silver at an average price of $546.86 per ounce of gold, and $10.12 per ounce of silver. The Company also earned interest on short-term investments and sundry income of $168,237 (quarter ended April 30, 2005 – $562,383). Sundry income related to Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs.

Production costs during the quarter ended March 31, 2006 were $3,634,615 (quarter ended April 30, 2005 - $Nil) related to open pit mining and site administrative costs. Open Pit mining costs of USD$0.85 per tonne were in line with feasibility study estimates of USD$0.762 per tonne. Additional costs relate to operation of the crushing facilities, the leach pad and administrative expenses on site. During construction, there have been several contractors performing multiple tasks related to operations and construction, therefore the Company will be able to assess its direct mining costs in the second quarter of 2006 for the crushing and leach pad facilities. The Company incurred refining costs of $13,392 (quarter ended April 30, 2005 - $Nil). The Company is currently using Met-Mex Penoles for refining and the sale of its dore bars.

General and administrative expenses during the quarter ended March 31, 2006 were $2,681,698 (quarter ended April 30, 2005 $2,608,931). General and administrative and professional fees have increased due to the general support for the Company's activities, as well as promotional and shareholder relations costs related to the operation of a public company. The Company has incurred significant general and administrative costs associated with the ongoing construction of the project, including travel costs such as airfare and hotels. The Company's management plays an active role in the construction and feels these costs will stabilize once construction activities cease in the latter part of the second quarter of 2006. Professional fees are likely to increase in 2006 as the Company moves towards compliance with the requirements under Sarbanes-Oxley. General increases during the quarter end, are due to the additional staffing in administrative departments. The Company has granted 2,445,000 options which are subject to shareholder approval. Upon shareholder approval, $5,884,548 will be recorded as professional fees and $3,924,539 as wages and benefits with a corresponding credit to contributed surplus.

Amortization and depletion expense for the quarter ended March 31, 2006 totaled $795,906 (quarter ended April 30, 2005 - $125,948). On an annualized basis amortization and depletion expense has increased significantly due to the purchase of mining equipment and facilities costs during the current period and in the previous year, and the commencement of depletion on the mining interests.

Interest expense of $494,344 was incurred during the quarter ended March 31, 2006 (quarter ended April 30, 2005 - $Nil). Interest expense represented interest on the USD$67.5 million debt facility with Scotia Capital and Societe Generale. As at March 31, 2006, the Company had drawn USD$53,250,000. The Company capitalized $302,318 of interest charges related to the construction and development of the Ocampo Project.

Foreign exchange losses of $579,547 (quarter ended April 30, 2005 – $258,658) earned during the quarter ended December 31, 2005 were due to long-term debt denominated in U.S. dollars and the translation of the Company's operations from Mexican pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican operations. To minimize the exposure to foreign currency fluctuations, the Company holds all surplus funds in Canadian dollars. The Company realizes its revenues in USD to hedge the long term debt facility.

The Company's carrying value of its investment of 13,850,000 million shares in Mexgold Resources Inc. was increased by $7,375,000 by exercising 2,950,000 warrants at $2.50 each to a carrying value of $18,411,000 and by $404,000 due to its equity share of gains for the quarter ended March 31, 2006. The market value of the investment on March 31, 2006 was $102,074,500 based on the TSX Venture Exchange closing price of $7.37 per share for Mexgold Resources Inc. on March 31, 2006.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

The net loss for the quarter ended March 31, 2006 was $5,410,149 (quarter ended April 30, 2005 - $2,276,052) and $0.07 per common share (quarter ended April 30, 2005 - $0.03 per common share).

Ocampo Gold-Silver Project

During the three months ended March 31, 2006, the Company continued its development of the Ocampo property with expenditures of $26,075,125 (quarter ended April 30, 2005 - $15,131,251) as part of the overall project construction, underground ramp and tunnel development project. The overall project construction activity increased substantially in the last quarter of 2005 and first quarter of 2006 in order to achieve the Company's objective of being in production in the first quarter of 2006. The majority of the expenditures related to completing the crushing facility were incurred in the last quarter of 2005, and continued into the first quarter of 2006. The Company expects the remaining expenditures on the project for 2006 to be for finalizing mill construction and completing the shaft.

The Company announced the completion of an updated resource/reserve determination for the Ocampo Gold-Silver Mine in December, 2005. As per the new study prepared by MINTEC, Inc. of Tucson, Arizona, the Company has proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category. This represented an 86% increase in proven and probably reserves and a 68% increase in measured and indicated resources from those developed from the 2004 Feasibility study. The current resource estimate is built on 89,604-metres of drilling and surface sampling from the Open-Pit. The results of this study are discussed in "Overall Performance". Since December, 2005, the Company has slowed down its exploration programs in order to focus its funding on the remaining costs related to the project.

The Company's deferred mineral property expenditures during the three months ended March 31, 2006 and the five month period ended December 31, 2005 are as follows:

Schedule of deferred mineral property expenditures	31-Mar-06	31-Dec-05

Mineral property, beginning balance	$150,193,940	$115,997,985

Total additions	2,717,649	34,194,955
Less: Depletion	(731,812)	-

Mineral property, ending balance	$152,179,777	$150,193,940

Liquidity

The Company was able to secure debt financing in order to assist with the project costs and working capital expenses of the Ocampo Mine in October, 2005. The Company is in the advanced stages of negotiations with Scotia Capital and Societe Generale to increase the facility to cover working capital requirements, project expenditures, exploration and general corporate development. The Company feels that the robust economics of the project allow us to repay the debt facility over the next two to three years resulting in a current portion of long term debt. The results of operations for the first and second quarters will result in negative working capital as a result of the aggressive repayment terms, however the Company's projected cash flow in third and fourth quarter 2006 are expected to be sufficient in order to realize its current and long term debts and obligations, and working capital requirements. The Company has discussed the possibility of increasing the term of the facility with Scotia Capital and Societe Generale, and may revisit this in the near future to assess our free cash flow for other activities of importance such as exploration programs and corporate development opportunities. The current debt agreement imposes certain covenant requirements, and current forecasts indicate the Company may be in default of certain covenants at December 31, 2005. The Company will be renegotiating the covenants as part The Company's decision to increase the scope of the project now for essential construction activities will require additional funding. The Company has also been aggressively pursuing its value-added tax claims with the Mexican government, and expects this to assist with its monthly general working

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

capital obligations. The Company's balance of cash and cash equivalents as at March 31, 2006 was $1,152,580 (December 31, 2005 - $6,701,543). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos and US dollars.

A summary of the Company's capital project commitments for the Ocampo Mine projected from March 31, 2006 to June, 2006 are as follows:

(Cdn$ millions)
	Project	Current 2006 (F)

Projected capital expenditures remaining	Ocampo Mine	44
Available financing:
Scotia Capital		(14)
Projected revenue less total cash costs		(2)
Proceeds from exercise of options		(1)
Additional financing required		(27)
Net		0
(F) = Forecast, net of value added tax

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the five months ended December 31, 2005. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing. With the completion of the debt facility with Scotia Capital of US$60,000,000 in October, 2005 for the Ocampo Project, the Company is now reviewing additional financing alternatives, and is the advanced stages of negotiations with Scotia Capital and Societe Generale to increase the debt facility in order to finance the remaining costs related to the project, working capital costs, corporate development and exploration programs. The Company may also review extending the terms of repayment of the debt facility to allow for free cash flow to finance further development and exploration programs, and potential acquisition opportunities. The Company is confident that it can raise additional funds through equity financings or convertible debentures in the event negotiations with Scotia Capital and Societe Generale are unsuccessful.

Operating
Operating activities during the three months ended March 31, 2006 consumed cash of $9,009,603 (quarter ended April 30, 2005 – increase of $457,601). The increase is due to increased operational needs of the Company as it expands its mine management and administrative capacity to support the growth in the exploration, development and construction operations and activities as outlined in the results of operations. The Company had an income tax recoverable amount that relates to the difference between the financial reporting of the assets and liabilities and the tax basis.

Investing
Investing activities during the quarter ended March 31, 2006 totaled $33,470,613 (quarter ended April 30, 2005 - $26,491,172). Expenditures of $2,717,649 (quarter ended April 30, 2005 - $18,468,977) were made on the mining interests. These expenditures relate to development work including the use of consumables, contract mining fees related to the development of the underground, road construction and land clearing. Second, expenditures of $23,357,476 (quarter ended April 30, 2005 - $8,548,252) were invested in capital assets related to the project. Significant expenditures during the quarter ended March 31, 2006 related to Open Pit Equipment - $3.6 million, ongoing work on the shaft - $2.8 million, completion of the crushing facilities - $9.0 million, ongoing work at the Mill -

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

$8.0 million. The Company increased its investment in Mexgold Resources Inc. by exercising 2,950,000 warrants expiring on February 26, 2006 at Cdn$2.50. The Company increased the debt facility with Scotia Capital and Societe Generale by USD$7.5 million in order to finance the transaction.

Financing
Financing activities during the quarter ended March 31, 2006 totaled gross proceeds of $36,931,253 (quarter ended April 30, 2005 - $Nil). In October 2005, the Company completed a debt financing facility with Scotia Capital Inc. for US$60,000,000. As at March 31, 2006, the Company had met all of the conditions precedent under the facility, and had drawn US$53,250,000 (Cdn$62,148,075). The Company also received $10,365,060 from the exercise of options.

As of March 31, 2006, the Company had 5,826,000 (five month period ended December 31, 2005 – 8,587,000) in-the-money exercisable options for a total value of $28,577,280 (five month period ended December 31, 2005 - $38,942,340) with expiry dates in the years 2006 to 2010 based on the exercise price of the options. The Company had 756,176 (five month period ended December 31, 2005 – 756,176) compensation warrants outstanding for a total value of $4,171,859 (Five month period ended December 31, 2005 - $4,171,859) based on the exercise price of the warrants, with expiry dates in the year 2006. As of March 31, 2006, the Company had 79,130,724 common shares outstanding.

Long term debt agreement
A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year
On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005 the Company secured a credit facility with Scotia Capital Inc. The facility is secured and consists of a two-year revolving facility of U.S.$40,000,000, and a three-year revolving facility of U.S.$27,500,000. Interest is payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at March 31, 2006 had drawn U.S.$53,250,000 (Cdn$62,148,075). A summary of the Company's financial commitments under its long term debt agreement with Scotia Capital Inc. are as follows:

Year
2006	$29,148,261
2007	$17,827,453
2008	$15,464,075

The Company intends to fund these obligations from a combination of working capital, debt and/or equity financing and cash on hand.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

Contractual Obligations
A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$70,609,489	$33,233,111	$37,376,378
Interest on long term debt	$10,962,989	$4,085,431	$6,887,558
Capital leases	$2,584,762	$953,900	$1,630,862
Future purchase commitments	$Nil	$Nil	$Nil

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by or related to directors:

	Three months ended 31-Mar-2006	Five months ended 31-Dec-2005

Management fees	$-	$150,737
Mineral property exploration expenditures	6,701,386	4,831,617
	$6,701,386	$4,982,354

The Company has charged the following amounts to related companies:

Professional fees	25,200	17,390
Travel	79,970	45,522
General & Administrative	186,437	35,198
	$291,607	$98,110

The amounts owing from related parties are recorded as a receivable and due from related companies on the balance sheet. Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. For the quarter ended March 31, 2006 these non-arm's length mineral exploration expenditures totalled $6,701,386 (five month period ended December 31, 2005 - $4,831,617). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the three months ended March 31, 2006 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also "Results of Operations".

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements. Key accounting estimates for the Company include mineral and mining interests and property, plant and equipment and future income taxes, and additional disclosure can be found in the Company's Management Discussion and Analysis for the five month period ended December 31, 2005.

Disclosure Controls

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by a member of the Audit Committee who serves as an independent director of the Company. All three individuals sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management and the location of all senior management staff in one corporate office.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.